UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2003

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                           INCORPORATION BY REFERENCE

     The registrant's report on this Form 6-K is incorporated by reference into the registrant's Registration Statements on (i) Form F-3 (File No. 333- 12956); and (ii) Forms S-8 (File Nos. 33-8910; 33-9212; 333-12944; 333-91900 and 333-
99083).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ DENIS DUVERNE
                                             ---------------------------------
                                             Name: Denis Duverne
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: May 13, 2003

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

    1. Press Release issued on May 12, 2003 by AXA, announcing AXA's 2003 First Quarter Revenues.

                                     [Logo]

                                 PRESS RELEASE

                                                                    MAY 12, 2003

--------------------------------------------------------------------------------
 AXA 1Q03 REVENUES: BACK TO STRONG GROWTH IN LIFE & SAVINGS GROUP. CONSOLIDATED
         REVENUES WERE EURO 20.4 BILLION UP 5.9% ON A COMPARABLE BASIS
--------------------------------------------------------------------------------

o LIFE & SAVINGS REVENUES ROSE 13.0% TO EURO 12.2 BILLION, BOOSTED BY VERY STRONG SALES ACROSS THE BOARD, ESPECIALLY IN THE US, BELGIUM, JAPAN AND FRANCE.

O PROPERTY & CASUALTY REVENUES INCREASED BY 4.3% TO EURO 5.3 BILLION, AS THE GROUP EXPANDED ITS FRANCHISE IN PERSONAL LINES THROUGH MODERATE TARIFF INCREASE AND MARKET SHARE GROWTH, WHILE CONTINUING TO ADJUST COMMERCIAL LINES' PROFITABILITY THROUGH PRICING REVISION AND CANCELLATIONS.

o ASSET MANAGEMENT FEES DECLINED BY 14.4% TO EURO 0.7 BILLION, DUE TO CONTINUED ADVERSE EQUITY MARKETS. DESPITE THE DIFFICULT ENVIRONMENT, NET INFLOWS WERE A POSITIVE EURO 6.0 BILLION IN THE FIRST QUARTER OF 2003.

o AS ANTICIPATED, REINSURANCE REVENUES DECREASED BY 27.9% (-43.4% INCLUDING THE US REINSURANCE RUN-OFF AND THE FOREIGN EXCHANGE IMPACTS), FOLLOWING THE REPOSITIONING OF AXA RE. LARGE RISKS REVENUES INCREASED 10.4% TO EURO 0.8 BILLION BENEFITING FROM TARIFF INCREASES OFFSET BY PORTFOLIO CLEANING MEASURES.

--------------------------------------------------------------------------------
Numbers herein have not been adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.
--------------------------------------------------------------------------------

PARIS--AXA reported today consolidated revenues of Euro 20.4 billion for the first quarter of 2003. On a comparable basis (adjusted for scope and currency changes), revenues grew by 5.9% compared to the same period last year. On an absolute basis, total revenues were down 3.3% from 2002 (Euro 21.1 billion), strongly impacted by (i) the strength of the Euro versus other currencies, (ii) the sale of AXA Australia Health activities, AXA Austria and AXA Hungary, as well as (iii) the run-off of AXA RE US activities.


"We are pleased with this first set of activity data, which bodes well for the future", said AXA Chief Executive Officer Henri de Castries.

"Going into 2003, significant progress has been made in the Group's operating efficiency, as underlined by the accelerating growth achieved in AXA's key insurance operations and by the successful repositioning of AXA RE which should improve its profitability while reducing its risk exposure. Furthermore first quarter indications on our combined ratio, expense reduction program and life new business contribution are in line with our expectations or even better."



                                           ---------------------------------------------------------------------------
Three months ended                                                                      Change on a      Contribution
(Euro million)                                 March 31,     March 31,      Change      comparable         to Total
                                                 2003          2002                        basis           Revenues
----------------------------------------------------------------------------------------------------------------------

TOTAL                                            20 431        21 119       - 3.3%          + 5.9%               100%

 Life & Savings                                  12 165        12 160       + 0.0%         + 13.0%                60%

 Property & Casualty                              5 334         5 071       + 5.2%          + 4.3%                26%

 International Insurance                          2 024         2 710      - 25.3%         - 13.8%                10%

 Asset Management                                   670           928      - 27.8%         - 14.4%                 3%

 Other Financial Services                           237           250       - 5.2%         - 13.1%                 1%
----------------------------------------------------------------------------------------------------------------------


LIFE & SAVINGS: 60% OF CONSOLIDATED REVENUES
--------------------------------------------

TOTAL LIFE & SAVINGS REVENUES INCREASED BY 13.0% IN THE FIRST QUARTER OF 2003 TO EURO 12,165 MILLION, REFLECTING THE SUCCESS OF AXA'S CURRENT PRODUCT MIX IN A RISK ADVERSE ENVIRONMENT.

This progression was the result of strong performances in most countries, in particular the US, Belgium, France and Japan. However, the UK has been adversely impacted by the July 2002 decision to withdraw from the With-Profit bond market.

Unit-linked products represented 29% of total revenues in 1Q03 (31% using same exchange rates as in 1Q02), increasing by 23% compared to 1Q02 (where they represented 27% of total revenues), while general account products remained stable.



                                             ----------------------------------------------------------------
Three months ended                                                                             Change on a
(Euro million)                                March 31, 2003    March 31, 2002     Change    comparable basis
                                             ----------------------------------------------------------------
LIFE & SAVINGS                                        12 165         12 160         + 0.0%           + 13.0%
.. United States                                        3 346          3 031         +10.4%           + 35.2%
.. France                                               2 947          2 538        + 16.1%           + 15.5%
.. Japan                                                1 700          1 470        + 15.7%           + 28.0%
.. United Kingdom(a)                                    1 441          2 441        - 41.0%           - 27.4%
.. Germany                                                807            744         + 8.4%            + 8.4%
.. Belgium                                                673            501        + 34.3%           + 34.3%
.. Other countries                                      1 251          1 435        - 12.8%            + 1.6%
    of which Australia/New Zealand(b)                    411            475        - 13.5%           + 16.9%
    of which Hong-Kong                                   206            243        - 15.2%            + 4.3%
-------------------------------------------------------------------------------------------------------------

(a) Starting January 1, 2003, the UK Health activities are reclassified from the Life & Savings to the Property & Casualty segment. UK Health revenues were Euro 246 million in 1Q03, down 3.6% on a comparable basis from Euro 278 million in 1Q02.
(b) AXA Australia Health activities were sold in August 2002. They contributed Euro 128 million to 1Q02 revenues.

UNITED STATES: Revenues were up 35% in the first quarter of 2003, still driven by the very strong sales of the Variable Annuity ("VA") Accumulator Series launched in April 2002. Since the beginning of 2Q02, Equitable Life has gained significant VA market share as it has benefited from a good product positioning and from its focus on top relationships in the wholesale channel. The positive impact of record VA sales in 1Q03 (Euro 2.3 billion, up 96% compared to 1Q02, which was the weakest quarter of 2002, VA sales-wise) was only partly offset by decreases in the fixed annuity product (SPDA) sales and in Life premiums. Life premiums were down 6%, as Equitable Life has not been, historically, a competitive writer in the fixed dollar life market. A new offering, to be released in June 2003, should enhance the competitiveness of AXA's fixed life product range in the US.

FRANCE: Revenues increased by 15% in 1Q03, outperforming the estimated 7% market growth. This growth was mainly pulled by individual general account products and group Investment & Savings premiums, while Life & Health premiums were stable. Individual general account premiums rose 45%, as sales efforts were put on the safer products that fit best current customer demand and financial environment. Group Investment & Savings premiums increased 38% owing to new wins with major companies, resulting from AXA's competitive position in the market, and to a strong unit-linked premium collection.

JAPAN: Revenues were up 28% in the first quarter of 2003 due to strong group pension business and a significant progression in individual Health products. Group pension business, up 99%, continued to benefit from portfolio transfers (Euro 572 million in 1Q03 versus Euro 212 million in 1Q02), leading to an increase of AXA Japan's participation in several large contracts. Health premiums increased 7%, as sales effort focused on the high margin Medical Whole Life product (up 31%), and despite lower Medical Term renewals reflecting the increased competition in the Third Market.

UNITED KINGDOM: Total revenues fell by 27%, with new business on an APE(1) basis down 29%. This is attributable to AXA UK's July 2002 decision to withdraw from the With-Profit bond market, consistent with its long-held strategy of prudent financial strength management. To compensate for the shortfall in revenues incurred from this decision (impact of Euro 760 million on single premiums), a strong focus has been put on cautious investment products such as the Distribution Fund range, resulting in stronger sales of unit-linked investment products, up 78% compared to 1Q02.

GERMANY: Revenues rose by 8%, as Investment & Savings' non unit-linked business was up 21% and Health was up 15%, while the Life business was flat. The non unit-linked business' increase was mainly due to an 18% growth in single premiums and a 127% increase in new business for regular premiums, reflecting accrued sales force efforts since 2002. AXA Germany's Health business outperformed the estimated 5% market growth, as a result of continued premium increases, strong new business and high customer loyalty.

BELGIUM: Revenues increased by 34% owing to a 55% growth in non unit-linked premiums as the interest-linked products, Crest and Opti-Deposit, recorded high levels of sales. Crest premiums were up 17%. Excluding a non-recurring single premium contract of Euro 103 million, non unit-linked premiums increased 23%.

AUSTRALIA/NEW ZEALAND: Revenues increased 17% on a comparable basis, mainly due to improved retirement income volumes, as defensive products become more attractive in times of uncertainty. Fee revenues from advisory businesses declined 3% (on a comparable basis, excluding ipac acquired in August 2002) due to lower funds under management as a consequence of the difficult investment markets in 1Q03.

HONG-KONG: Revenues were up 4%, reflecting (1) individual life new business sales up 24% due to the success of Smart Jumbo, a non-linked endowment plan, and to a 12% increase in agents' productivity, and (2) retirement products up 17% due to transfers from external clients to ORSO and MPF (Mandatory Provident
Fund) regular premiums. These positives were partly offset by a 38% decrease in unit-linked premiums related to the adverse investment markets.

There has been no noticeable impact of the SARS virus on AXA's business at this stage, while the Group is doing everything it can to assist its customers in this difficult time.




------------------------------------------
1 Annual Premium Equivalent (APE) representing total regular premiums plus 10% of single premiums.

PROPERTY & CASUALTY: 26% OF CONSOLIDATED REVENUES
-------------------------------------------------

TOTAL PROPERTY & CASUALTY(2) GROSS WRITTEN PREMIUMS INCREASED BY 4.3% IN THE FIRST QUARTER OF 2003 TO EURO 5,334 MILLION, BENEFITING FROM THE CONTINUING HARD MARKET ENVIRONMENT PARTLY OFFSET BY A STRICT UNDERWRITING POLICY IN ALL COUNTRIES.

The Group is expanding its franchise in personal lines through moderate tariff increase and market share growth, while continuing to adjust commercial lines' profitability through pricing revision and cancellations.




                                           ----------------------------------------------------------------
Three months ended                                                                           Change on a
(Euro million)                             March 31, 2003    March 31, 2002      Change    comparable basis
                                           ----------------------------------------------------------------
PROPERTY & CASUALTY                                  5 334            5 071       + 5.2%            + 4.3%
.. France                                             1 510            1 466       + 3.0%            + 4.1%
.. Germany                                            1 309            1 297       + 0.9%            + 3.7%
.. United Kingdom(a)                                    913              680      + 34.4%            + 5.1%
.. Belgium                                              414              406       + 2.0%            + 2.0%
.. Other countries                                    1 188            1 222       - 2.8%            + 5.3%
-----------------------------------------------------------------------------------------------------------

(a) Starting January 1, 2003, the UK Health activities are reclassified from the Life & Savings to the Property & Casualty segment. UK Health revenues were Euro 246 million in 1Q03, down 3.6% on a comparable basis from Euro 278 million in 1Q02.

PERSONAL LINES (58% OF THE P&C PREMIUMS) showed overall growth of 3%.
Motor revenues increased 2%, with most countries improving due to moderate rate increases, except the UK where the 13% decrease was due to continued strict underwriting. In addition France and Germany motor portfolio benefited from positive net inflows. Non-motor activities rose 4%, as most countries experienced rate increases and as the UK progressed by 17% due to the acquisition of the Egg partnership for creditor products.

COMMERCIAL LINES (35% OF THE P&C PREMIUMS) recorded a growth of 9% due to significant tariff increases in all branches, associated with a strict underwriting policy and portfolio pruning, in particular in Belgium and Germany's commercial lines. Commercial motor increased by 4% driven by Spain's very favorable fleet underwriting development. Growth in commercial non-motor of 10% was due to successful strong tariff increases partly offset by portfolio cleaning measures, especially in the UK's Property, Liability and Workers' Compensation businesses.





-------------------------------------
2 Large risks are included in International Insurance segment.

ASSET MANAGEMENT: 3% of consolidated revenues
---------------------------------------------

ASSET MANAGEMENT FEES, COMMISSIONS AND OTHER REVENUES DECLINED BY 14.4% TO EURO 670 MILLION IN THE FIRST QUARTER OF 2003, AS EQUITY MARKETS WERE SIGNIFICANTLY DOWN (FROM THEIR 1Q02 DAILY AVERAGES TO THEIR 1Q03 DAILY AVERAGES, THE S&P500 AND THE STOXX50 DROPPED 24% AND 39%, RESPECTIVELY).

Both Alliance Capital and AXA Investment Managers' AUM (Assets Under Management) were down due to adverse exchange rates' evolution and market depreciation. However, they both enjoyed positive net inflows in 1Q03, for a total amount of Euro 6 billion.


                                             --------------------------------------------------------------
Three months ended                                                                           Change on a
(Euro million)                                March 31, 2003   March 31, 2002     Change   comparable basis
-----------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                                         670              928      - 27.8%          - 14.4%
.. Alliance Capital                                       537              788      - 31.8%          - 16.7%
.. AXA Investment Managers(a)                             133              140      - 5.3%           - 1.9%
-----------------------------------------------------------------------------------------------------------

(a) Excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, revenues decreased by 10%, or 5% on a comparable basis.

ALLIANCE CAPITAL: Revenues decreased 17%, primarily due to lower advisory fees and distribution revenues, in line with a 14% decline in average AUM from 1Q02. Institutional Research Services revenues were down 19% due to a decline in market share resulting from lower trading volume by traditional Institutional Research Service clients.

AUM of Euro 355 billion at the end of March 2003 were negatively impacted in 1Q03 by adverse foreign exchange rates (Euro -14 billion) and market depreciation (Euro -4 billion). Net new money was a positive Euro 4 billion, with inflows in Institutional and Private Clients being partly offset by outflows in Retail.

AXA INVESTMENT MANAGERS: Revenues declined by 2%(3) only driven by lower management fees due to lower average AUM (-2%). AUM declined in 1Q03 by Euro 6 billion to Euro 262 billion at the end of March 2003, with net new money of Euro 2 billion being more than offset by market depreciation (Euro -4 billion) and adverse foreign exchange movements (Euro -5 billion).







--------------------------------------
3 Net of inter-company transactions.

INTERNATIONAL INSURANCE: 10% OF CONSOLIDATED REVENUES
-----------------------------------------------------

AS ANTICIPATED, INTERNATIONAL INSURANCE REVENUES DECLINED BY 13.8% (-25.3% ON AN ABSOLUTE BASIS) TO EURO 2,024 MILLION ON THE BACK OF A 27.9% DECREASE IN REINSURANCE ACTIVITIES (-43.4% INCLUDING THE US REINSURANCE RUN-OFF AND THE FOREIGN EXCHANGE IMPACTS). AXA CORPORATE SOLUTIONS INSURANCE OPERATIONS GREW BY 10.4%, BENEFITING FROM STRONG TARIFF INCREASES PARTLY OFFSET BY PORTFOLIO CLEANING.




                                                  ---------------------------------------------------------------
Three months ended                                                                                 Change on a
(Euro million)                                    March 31, 2003  March 31, 2002      Change     comparable basis
-----------------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                                    2 024           2 710        - 25.3%          - 13.8%
.. AXA RE                                                   1 043           1 842        - 43.4%          - 27.9%
.. ACS Insurance                                              811             731        + 11.0%          + 10.4%
.. AXA Cessions                                                60              31        + 90.4%          + 90.4%
.. AXA Assistance                                             107             104         + 3.4%          + 10.6%
.. Other transnational activities                               4               2       + 136.7%          - 53.7%
-----------------------------------------------------------------------------------------------------------------

REINSURANCE revenues declined by 28%, reflecting AXA RE's stringent underwriting policy aiming at reducing the risk exposure of the portfolio while focusing the Property & Casualty line on high profitability businesses such as non-proportional Property Cat.

INSURANCE revenues increased by 10%, benefiting from premium rate increases, especially in the Casualty lines, and from revised underwriting conditions. Concerning AXA Corporate Solutions Insurance Paris, revenues increased by 19%, on the back of tariff increases especially in liability.

                                       * *
                                        *

ABOUT AXA
AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 742 billion in assets under management as of December 31, 2002, and reported total revenues of Euro 75 billion for 2002. Total revenues for the first quarter of 2003 are Euro 20 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

     This press release is also available on AXA Group web site: www.axa.com
                                                                 -----------


AXA INVESTOR RELATIONS:                                         AXA MEDIA RELATIONS:
----------------------                                          -------------------
Matthieu Andre : + 33.1.40.75.46.85                             Christophe Dufraux :+ 33.1.40.75.46.74
Marie Flore Bachelier : + 33.1.40.75.49.45                      Clara Rodrigo : + 33.1.40.75.47.22
Laetitia de Charentenay : + 33.1.40.75.56.07                    Barbara Wilkoc : + 1.212.314.3740
Caroline Portel : + 1.212.314.6182



CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 and AXA's Document de Reference for the year ended December 31, 2002, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1
LIFE & SAVINGS - UL, GENERAL ACCOUNT, HEALTH AND OTHER REVENUES - FIRST QUARTER 2003



                              ------------------------------  -----------------------------------------------    -------------------
                                                                                                                        % UL
                                  Gross          Change on             Gross Written Premiums                      in Gross Revenues
                                 Revenues       comparable    --------------------------------------     Other   -------------------
                                  1Q03            basis               UL         Non-UL       Health   revenues*     1Q03       1Q02
                              ------------------------------  -------------------------------------------------  -------------------

     ------------------------- -----------------------------  -------------------------------------------------  -------------------

     United States                3 346           + 35.2%         1 821           1 406          36         83        54%       52%
     France                       2 947           + 15.5%           346           2 225         376                   12%       17%
     Japan                        1 700           + 28.0%            24           1 460         217                    1%        2%
     United Kingdom(a)            1 441           - 27.4%         1 012             429                               70%       36%
     Germany                        807            + 8.4%            49             567         191                    6%        6%
     Belgium                        673           + 34.3%            58             615                                9%       11%
     Australia/New-Zealand(b)       411           + 16.9%           118             239          27         27        29%       26%
     Hong Kong                      206            + 4.3%            31             163          12                   15%       16%
     The Netherlands                307           - 17.9%            80              65         160          1        26%       21%
     Spain                          125           + 37.7%            10             115                                8%        6%
     Italy                           72           - 29.0%            21              51                               29%       51%
     Others                         129            + 7.9%             8             117           3          1         6%       11%

     -----------------------------------------------------   ------------------------------------------------- ---------------------

     TOTAL                       12 165           + 13.0%         3 578           7 452       1 022        113        29%       27%



*`Other revenues' include all non-insurance business (fees received from servicing business and fees on the sale of mutual funds).

(a) UK Health activities have been reclassified from the Life & Savings segment to the Property & Casualty segment in 2003. On a pro-forma basis (i.e., excluding Health for 1Q02), UL would represent 40% of UK revenues in 1Q02.
(b) AXA Health, subsidiary of AXA Asia Pacific Holdings was sold in 2002. On a pro-forma basis (i.e., excluding Health for 1Q02), UL would represent 37% of Australia/New-Zealand revenues in 1Q02.

APPENDIX 2
LIFE & SAVINGS* - SPLIT BY BUSINESS LINES - FIRST QUARTER 2003



                     ---------------------------------------------------------------------------------------------------------------
                         Investment & Savings                Life                       Health                  Other premiums
                     ---------------------------------------------------------------------------------------------------------------
                     Contribution   Change on a  Contribution   Change on a   Contribution  Change on a  Contribution  Change on a
                       to gross     comparable      to gross     comparable     to gross    comparable    to gross     comparable
                       revenues        basis        revenues       basis        revenues       basis      revenues        basis
                     ---------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

United States              76%        + 56%           17%         - 6%           1%          - 5%          4%            + 10%
France                     68%        + 24%           19%         - 1%          13%          + 3%
Japan                      53%        + 70%           35%         - 2%          13%          + 7%
United Kingdom(a)          88%        - 30%           12%         - 3%
Germany                    19%        + 22%           49%         + 0%          24%         + 15%          9%            + 14%
Belgium(b)                 77%        + 46%            8%         + 0%                                    15%             + 9%
Australia/New-Zealand(c)   73%        + 24%           14%         + 8%           7%          - 9%
Hong Kong                  29%        + 17%           63%         + 1%           6%          - 8%          2%             + 4%
The Netherlands            28%        - 31%           19%        - 11%          52%         - 11%
Spain                      77%        + 42%           23%        + 25%
Italy                      83%        - 33%           17%         - 2%
Others                     32%        + 6%            62%         + 9%           3%         + 11%          3%            + 23%

------------------------------------------------------------------------------------------------------------------------------------

TOTAL*                     66%       + 21%            22%         - 2%           8%          + 2%          3%            + 11%



* The split by business lines excludes "other revenues" which represent 1% of Total (2% in the US, 7% in Australia/New Zealand and 1% in "others").

(a) UK Health activities have been reclassified from the Life & Savings segment to the Property & Casualty segment in 2003.
(b) Other premiums for Belgium include Group investment & savings and life premiums (split unavailable).
(c) AXA Health, subsidiary of AXA Asia Pacific Holdings was sold in 2002.

APPENDIX 3
PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - FIRST QUARTER 2003




                    ----------------------------------------------------------------------------------------------------------------
                           Personal              Personal                Commercial            Commercial
                            Motor                Non-Motor                 Motor                Non-Motor            Other lines
                    ----------------------------------------------------------------------------------------------------------------
                    % Gross     Change     % Gross       Change      % Gross     Change     % Gross      Change   % Gross    Change
                    Written    on comp.    Written      on comp.     Written     on comp.   Written     on comp.  Written   on comp.
                    Premiums    basis      Premiums      basis       Premiums     basis     Premiums     basis    Premiums   basis
                    ----------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

France                  29%       + 2%         28%         + 3%          9%        + 1%         33%         + 8%
Germany                 39%       + 4%         26%         - 1%          3%       - 11%         24%         + 5%       8%      + 27%
United Kingdom(a)       12%      - 13%         20%        + 17%          6%        - 2%         34%        + 25%      28%       - 5%
Belgium                 33%       + 5%         29%         + 1%          6%        - 9%         32%         + 5%       1%      - 49%
Spain                   46%       + 0%         15%         + 8%         17%       + 30%         20%        + 14%       2%      + 42%
Italy                   63%       - 1%         28%         - 2%          0%       - 16%          8%        + 24%       0%      + 56%
Canada                  40%       + 4%         16%         + 8%          9%        + 1%         36%         + 3%
Ireland(b)              63%       + 8%         13%         + 4%         22%       + 14%          0%           NS       2%       n.a.
The Netherlands         14%       + 4%         17%         + 1%         33%       + 24%         35%        + 10%
Others                  48%      + 10%         27%        + 13%          0%          NS         23%        + 10%       2%       - 7%

------------------------------------------------------------------------------------------------------------------------------------

TOTAL                   33%       + 2%         24%         + 4%          7%        + 4%         28%        + 10%       7%      + 2%


(a) UK Health activities have been reclassified from the Life & Savings segment to the Property & Casualty segment in 2003 (in "Other lines").
(b)  Ireland has stopped writing commercial non-motor business.




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